Mail Stop 4561

April 22, 2009

Guilbert Cuison
President
Business Outsourcing Services, Inc.
1001 SW 5th Avenue, Suite 1100
Portland, Oregon 97204

> **Re: Business Outsourcing Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 2, 2009**
> **File No. 333-158386**

Dear Mr. Cuison:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include updated financial statements and related consents pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Prospectus Summary

2.   We note that you provide an overview of the services that you will deliver through your website. Please clearly state whether you currently have the capability to implement your plan of operations or whether future work is necessary.

Risk Factors

General

3.   It appears there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

4.   You state on page 32 that your officers and directors are involved in other business activities and may "face a conflict in selecting between the Company and other business interests." Please add a risk factor that alerts investors to a potential conflict of interest and disclose any policies or procedures for the review and approval of any transactions that may cause a conflict of interest. Also consider disclosing whether you have any such policies and procedures on page 40 under "Certain Relationships and Related Transactions" pursuant to Item 404(b) of Regulation S-K.

We expect our operating losses to continue, page 4

5.   You state that you expect to incur increased operating expenses during the next 12 months and that profitability is uncertain. Please clarify, if true, that if the company cannot raise additional capital, it would be unlikely to continue as a going concern.

Our customers are small and medium-sized businesses…, page 4

6.   You state that you must "constantly add new customers, sell additional services to existing customers and encourage existing customers to renew their agreements" to grow your revenues quickly. We note your disclosure elsewhere in the filing that you have not yet generated any revenue. Please disclose the number of existing customers you have or clarify the disclosure to reflect your current business status.

Selling Security-Holders, page 12

7.   Please state whether any of the selling shareholders are affiliates of broker-dealers. If so, disclose whether: (i) the seller purchased the securities in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Description of Business, page 17

8.   Succinctly describe the steps of your business plan that you plan to take in developing your online accounting and bookkeeping service program. Briefly describe what you must accomplish to become a revenue-generating entity, and disclose the minimum time you estimate will be required to reach that objective. Indicate the dollar amount of additional funding that you will require to operate in accordance with your business plan for a period of at least one year.

Management's Discussion and Plan of Operation, page 36

Liquidity and Capital Resources, page 37

9.   You state that you have no source of revenue and that your plan of operations is premised on raising sufficient funds. Clarify how you expect to meet your short and long-term cash requirements and maintain operations for the next 12 months. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

   •   State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

   •   Disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year.

   •   Disclose the funds needed to establish the website as part of your early stage development.

   •   Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

10.   You refer to the company's plans to seek funding from your shareholders and other qualified investors. Disclose the sources and time frame in which the company plans to seek funding, and the amount the company expects to receive from each source. In preparing your response to this comment, please refer to Rule 135c.

11.   Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Consider discussing the material challenges of becoming a publicly reporting company.

Item 15. Recent Sales of Unregistered Securities, page II-3

12.   You state that the selling shareholders acquired their shares either as part of your financings or for services provided to the company and further state that the transactions were exempt from registration under Section 4(2) of the Securities Act and/or Rule 506 of Regulation D. We note that your form of subscription agreement indicates that the securities were offered pursuant to Regulation S under the Securities Act. Please advise. Revise the disclosure to provide all required information pursuant to Item 701 of Regulation S-K including the dates of sale and the names of any principal underwriters.

Undertakings, page II-5

13.   Please revise to provide all the applicable undertakings required by Item 512 of Regulation S-K. Specifically, it appears that the undertaking required by Item 512(a)(5)(ii) of Regulation S-K should be included. Please revise or explain.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 980-5192
       David E. Danovitvh
       Gersten Savage LLP